Supplementing the Preliminary Prospectus

Supplement dated July 9, 2012

(To Prospectus dated November 14, 2011)

$500,000,000

Monsanto Company

$250,000,000 2.200% Senior Notes due 2022

$250,000,000 3.600% Senior Notes due 2042

Final Term Sheet

July 9, 2012

Issuer:	Monsanto Company
Ratings (Moody’s/S&P/Fitch)*:	A1(Stable)/A+(Stable)/A+(Stable)
Format:	SEC Registered
Ranking:	Senior Unsecured
Trade Date:	July 9, 2012
Settlement Date:	T+3; July 12, 2012
Day Count:	30/360
Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
RBS Securities Inc.
Wells Fargo Securities, LLC
Co-Managers:	Barclays Capital Inc.
Goldman, Sachs & Co.
Mitsubishi UFJ Securities (USA), Inc.
Morgan Stanley & Co. LLC
Credit Agricole Securities (USA) Inc.
Mizuho Securities USA Inc.
Rabo Securities USA, Inc.
BNY Mellon Capital Markets, LLC
Fifth Third Securities, Inc.
Santander Investment Securities Inc.
SG Americas Securities, LLC
Standard Chartered Bank
The Williams Capital Group, L.P.
UniCredit Capital Markets, LLC

	2022 Notes	2042 Notes
Principal Amount:	$250,000,000	$250,000,000
Maturity Date:	July 15, 2022	July 15, 2042
Interest Payment Dates:	January 15 and July 15, commencing	January 15 and July 15, commencing
	January 15, 2013	January 15, 2013
Benchmark Treasury:	UST 1.750% due May 2022	UST 3.125% due February 2042
Benchmark Treasury Price and Yield:	102-05; 1.513%	110-20; 2.608%
Spread to Benchmark Treasury:	70 basis points	100 basis points
Yield to Maturity:	2.213%	3.608%
Coupon:	2.200%	3.600%
Public Offering Price:	99.884%	99.854%
Redemption Provisions:	Make-Whole T+10 basis points	Make-Whole T+15 basis points
Par Call:	On or after April 15, 2022	On or after January 15, 2042
CUSIP/ISIN:	61166WAH4/US61166WAH43	61166WAJ0/US61166WAJ09

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll-free at (877) 858-5407; J.P. Morgan Securities LLC, toll-free at (212) 834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at (800) 294-1322; or RBS Securities Inc., toll-free at (866) 884-2071.